Filed by Meta Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Crestmark Bancorp, Inc.

Commission File No.: 333-223769

5501 S. Broadband Lane / Sioux Falls, SD 57108 Phone: 605.361.4347 / 866.550.6382 / Fax: 605.338.0604 www.metafinancialgroup.com

May 16, 2018

Dear Fellow Shareholder:

We recently mailed proxy materials to you in connection with our upcoming Special Meeting of Shareholders to be held on May 29, 2018, related to the proposed Crestmark transaction and certain other matters. According to our records, we have not yet received your vote.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning your proxy card or voter instruction card, as applicable, in the envelope provided. You may also be able to vote on the internet or by telephone as indicated in your proxy instructions.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

J. Tyler Haahr

Chairman and Chief Executive Officer

Additional Information About the Proposed Crestmark Transaction

In connection with the proposed merger transaction, Meta Financial Group, Inc. (“Meta”) has filed a registration statement on Form S-4 (file no. 333-223769) with the SEC, which includes a joint proxy statement of Meta and Crestmark Bancorp, Inc. (“Crestmark”), which also constitutes a prospectus of Meta, that Meta and Crestmark sent to their respective shareholders. Before making any voting or investment decision, investors and security holders of Meta and Crestmark are urged to carefully read the entire registration statement and proxy statement/prospectus as well as any amendments or supplements to these documents and any other relevant materials because they contain important information about the proposed transaction.

Investors and security holders are able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website at www.sec.gov or from Meta by sending a request to Meta Financial Group, Inc., 5501 S. Broadband Lane, Sioux Falls, SD 57108; Attention: Investor Relations. In addition, copies of the proxy statement/prospectus will be provided free of charge by Meta to its stockholders.

This communication and the information contained herein does not and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Transaction

Meta, Crestmark and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of Meta and Crestmark in connection with the proposed merger transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about Meta and its directors and officers may be found in the definitive proxy statement of Meta relating to its 2018 Annual Meeting of Stockholders filed with the SEC on December 4, 2017 and Meta’s annual report on Form 10-K for the year ended September 30, 2017 filed with the SEC on November 29, 2017. The definitive proxy statement and annual report on Form 10-K can be obtained free of charge from the SEC’s website at www.sec.gov.

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